July 13, 2016
LEE POLSON
(512) 499-3626
Direct Fax (512) 536-5719
Lee.Polson@strasburger.com

VIA EDGAR AND
FEDERAL EXPRESS

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Texas Republic Capital Corporation
Registration Statement on Form 10
File No. 000-55621

Attention:	Mary Beth Breslin

Dear Ms. Breslin:

On behalf of our client, Texas Republic Capital Corporation, we are responding to your letter dated July 3, 2016, regarding the Company’s registration statement under the Exchange Act on Form 10.  Today we are filing with the Commission via EDGAR Amendment No. 2 to the registration statement.  We also enclose (via Federal Express) five copies of Amendment No. 2, marked to show changes from the original Form 10 filing.

Financial Statements

1.	Please include financial statements for the period ended March 31, 201. Update for consistence throughout the Form 10. Refer to Regulation S-X, Item 8-08.

Response: We included unaudited first quarter financial statements beginning on page F-19 and updated the remainder of the Form 10 accordingly.

* * *

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Suzanne Hayes
July 13, 2016

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lee Polson

Lee Polson